

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Rami Rahim
Chief Executive Officer
JUNIPER NETWORKS INC
1133 Innovation Way
Sunnyvale, California 94089

> **Re: JUNIPER NETWORKS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 8, 2018**
> **File No. 001-34501**

Dear Mr. Rahim:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services